UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 000-56021

ACREAGE HOLDINGS, INC.
(Translation of registrant’s name into English)

366 MADISON AVENUE, 11TH FLOOR NEW YORK, NEW YORK, 10017, UNITED STATES
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREAGE HOLDINGS, INC.

Date: April 2, 2019	/s/ Glen Leibowitz
Glen Leibowitz Chief Financial Officer

INDEX TO EXHIBITS

99.1	News release dated December 24, 2018
99.2	News release dated January 4, 2019
99.3	News release dated January 7, 2019
99.4	News release dated January 10, 2019
99.5	News release dated January 17, 2019
99.6	News release dated March 12, 2019
99.7	Form 7 - Monthly Progress Report for January 2019 dated February 6, 2019
99.8	Form 6 - Certificate of Compliance dated February 6, 2019
99.9	Form 6 - Certificate of Compliance dated February 20, 2019
99.10	Form 9 - Notice of Issuance of Securities dated February 20, 2019
99.11	Form 9 - Notice of Issuance of Securities dated February 20, 2019
99.12	Form 7 - February 2019 Progress Report dated March 6, 2019
99.13	Form 6 - Certificate of Compliance February dated March 6, 2019
99.14	Form 9 - Notice of Issuance of Securities dated March 26, 2019
99.15	Form 6 - Certificate of Compliance February dated March 26, 2019